Warsaw, 2002-08-07

United States Securities
And Exchange Commission
Washington D.C. 20549
USA

02049567

SEC MAIL PROCESSING
RECEIVED
AUG 19 2002
WASH. D.C. 154 SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the 2nd quarter 2002 Report.

Best regards

Krzysztof Gerula
Vice-President

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

dlw 9/4

Notes to the report for the 2nd quarter of 2002

1. Background

1.1 The report in question sets out the balance sheet according to the accounting books as of June 30, 2001 and 2002, and March 31, 2001 and March 31, 2002, the profit and loss account, the cash flow account and comparative data concerning the changes in the Company's equity as of the 2nd quarter of 2001 and as of the 2nd quarter of 2002.
The report in question covers the aggregate figures reported by all the organizational units that keep separate accounts and that altogether constitute the company ORBIS S.A.

1.2 The financial statements have been prepared on the assumption that the Company further continues its business operations.

2. The following accounting principles have been applied for the purpose of preparing the financial statements for the second quarter of the year 2002:

2.1 Basis for preparation of the financial statements

The financial statements of the Company were prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or manufacture cost less depreciation write-offs calculated according to the rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654) and less write-offs for a permanent loss in value.

2.3 Tangible fixed assets and depreciation

Fixed assets taken over from the transformed State-Owned Enterprise „Orbis" as well as those later acquired by the Company have been valued at acquisition cost increased by development and modernization costs and less accrued depreciation (write-off). The annual depreciation rate has been calculated on the basis of depreciation rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654).
The value of fixed assets has been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as of January 1, 1995.
Work in progress is valued at acquisition price or manufacture price, taking into account exchange rate differences and interest due throughout the duration of investment financing.
In case of a permanent loss in value of a fixed asset under construction, it is revalued so that its value equals the net sale price or, in the absence of the set sale price, the fair value of the fixed asset determined otherwise.
The titles to perpetual usufruct of land reported for the first time in the balance sheet have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating the current fees for the use of these plots of land due to

the fact that the land has been gratuitously acquired from the local administrative authorities. The housing cooperative member's title to buildings and premises has been reported ay acquisition price.

Throughout the years 1998-2000, the Company benefited from an investment allowance (relief) in the income tax settlement.

2.4 Long-term investments

Long-term investments, comprising real property, long-term financial assets (participations, shares in other companies and long-term securities), intangibles as well as works of art have been reported at their acquisition cost less depreciation write-offs due to permanent loss in value.

2.5 Interest in subsidiaries and affiliates

Interest in subsidiaries and affiliates regarded as fixed assets have been values at acquisition cost less depreciation write-offs due to permanent loss in value.

2.6 Short-term investments

Short-term investments are reported at acquisition cost or market price (value), whichever is lower, while the worth of short-term investments for which no active market can be found is determined otherwise according to their fair value.

2.7 Creditors and debtors

Amounts due to creditors and from debtors, including loans and prepayments, are reported according to the actual value due to be paid.

Transactions in foreign currencies are reported according to the rate of exchange (sale or purchase) of the given currency as of the date of transaction applied by the bank which services the Company's transactions.

As of the date of preparation of the financial statements, all amounts due from debtors denominated in foreign currencies are converted according to the foreign currency purchase rate quoted on the given day by the Company's bank, i.e. Bank Handlowy, which cannot be higher than that average rate announced by the National Bank of Poland for the given day, while all the amounts due to creditors denominated in foreign currencies are converted according to the currency sale rate for the given day, which cannot be higher than that average rate announced by the National Bank of Poland for the given day.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of write-offs to reduce the value of debtors. The following are the reasons to make a revaluation write-off:

- debtors are put into liquidation or bankruptcy,
- the court refuses to initiate the proceedings, if the debtor's property is not sufficient to satisfy the costs of the bankruptcy proceedings,
- debt is questioned by debtors,
- the financial standing and property of the debtor which is in default with the payment makes the collection of the debt unlikely,
- debt is overdue and there is a high degree of probability that the debt is uncollectible.

2.8 Stocks

Raw materials, semi-products and packing are appraised at their inventory value equal to the weighted average of the actual acquisition price. The acquisition cost is posted to costs in its entirety at the moment of payment. If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.

During the tears, products in hotel shops are valued at their inventory sale prices including the output VAT and the trade margin. As of the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the inventory price, hence as a result of goods are reported at the weighted average acquisition price.

2.9 Cash and cash equivalents

As of the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the purchase rate of exchange of the bank that services the Company's transactions, however, not higher than the average rate of exchange quoted by the National Bank of Poland (NBP).

2.10 Deferred costs and prepayments

Deferred costs (assets) are reported according to the nominal value of costs (expenses) actually incurred. Prepayments are reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance the acquisition or manufacturing of fixed assets and a negative goodwill.

2.11 Income tax

According to the Polish regulations, the Company calculates the income taxes due to be paid in 2002 at 28% of its taxable income.

The Company sets up the provisions and determines the deferred income tax assets on the basis of asset revaluation posting the revaluation to reserves.

Provisions for deferred income tax (for positive temporary gains in the profit and loss account) are determined in the amount of the income tax which is to be paid in the future.

The main factors that affect the setting-up of a deferred income tax provision are as follows:

- applying a higher depreciation rate for tax purposes than for accounting purpose,
- reporting in revenues from unpaid interest on loans granted or debt securities (deposits),
- accounting of unrealized positive foreign exchange differences,
- accounting of unpaid default interest for overdue debts.

Deferred tax assets are determined in the amount equivalent to the sum which is anticipated to the deducted in the future from the income tax due to the temporary negative differences in the profit and loss account and the value of tax loss which can be deducted in the future, with the adherence to the principle of prudence. The main factors that affect the creation of the assets are as follows:

- applying a lower depreciation rate for tax purposes than for accounting purposes,
- costs paid during the financial year (for instance, salaries, costs derived from provisions for salaries),
- interest calculated by not paid on loans under contacts,
- liabilities to employees for retirements benefits and jubilee awards,
- reported unrealized negative foreign exchange rate differences,

- reported and unpaid costs of energy and telephone connections,
- cost taxes,
- periodical hotel systems franchise fees paid in advance,
- reported and unpaid costs of other services.

2.12 Revenues

Sales have been assessed on the basis of invoiced amounts due for services rendered. Under financial operations, gains from the sale of securities are reported as income from financial operations, while income from foreign currency exchange transactions is the margin earned.

2.13 Equity

Equity and other assets and liabilities are assessed at their nominal value.

The item "revaluation reserve" includes the following:

- in respect of long-term investments – the amount by which the value of investment increased as opposed to its market value is reported. Reduction in the value of investment previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation;
- in respect of the deferred tax – the increase of provisions and decrease of deferred tax assets relating to transactions settled against the equity is reported;
- in respect of fixed assets – the amounts equal to the value of increase in the value of fixed assets as a result of revaluation is reported. Reduction in the value of fixed asset previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation. Sale of fixed asset the value of which was increased as a result of revaluation results in appropriating the respective amount previously posted to the revaluation reserve to supplementary capital;
- the value of perpetual usufruct of land disclosed in the balance sheet was reported as an increase of capital in 2002.

2.14 Provisions

The Company sets up provisions for claims and anticipated or contingent losses incurred in the course of on-going business transactions, i.e. for future liquidation of assets. The reserves are also created for potential future liabilities, the amount of which can be reliably assessed, including costs related with restructuring and liabilities to employees for retirement benefits and jubilee awards.

3. Changes in the principles of accounting and reporting in the financial statements

3.1 The information included in the financial statements and pertaining to the past periods has been presented taking account the changes introduced by the amended Accounting Act of September 29, 1994, in respect of the items that are of major importance for the Company, i.e.:

3.1.1 The profit and loss account includes the changes in reporting of positive foreign exchange rate differences and the accrued interest on receivables, unpaid as of the date of preparing the financial statements, which prior to January 1, 2002, were reported as deferred income.

3.1.2 In the balance sheet:

3.1.2.1. The titles to the perpetual usufruct of land have been disclosed in the asset column under the item "fixed assets" (prior to January 1, 2002, these titles were reported in the off-balance sheet registers). Moreover, the following other appropriations have been made:

- the purchased titles to perpetual use of land have been posted from intangible assets to fixed assets;
- long-term investments include real property, works of art (so far reported as fixed assets) while the title to a perpetual use of land on which the Bristol hotel is located has been posted from an off-balance register;
- the item long-term deferred costs includes the cost of generating capital that took place in 1998 (prior to January 1, 2002, this cost was reported as intangible assets) as well as the assets held on account of deferred income tax;

3.1.2.2. Under the "liabilities" item, the value of the reported titles to the perpetual usufruct of land (reported in the off-balance sheet register prior to January 1, 2002) has been posted to revaluation reserve, while the accrued expenses have been reported as other provisions for payments due.

4. Analysis of figures reported in the balance sheet

4.1 As of the end of the 2nd quarter of 2002, the balance sheet total grew by 3% as compared to the balance sheet total of March 31, 2002, and by 6% as compared to the balance sheet total of June 30, 2001.

4.2 Assets:

The structure of assets is dominated by fixed assets (90.7%). Amongst them the main item are the tangible fixed assets (92.6%), i.e. land, titles to perpetual usufruct of land, buildings, premises as well as civil and water engineering constructions. Long-term investments, composed predominantly of long-term financial assets, constitute merely 6% of the total fixed assets, whilst long-term deferred costs account for 1.3%. Assets held as a result of deferred income tax account for 91.3% of long-term deferred costs.

Compared to the past quarter, the share of current assets in total assets grew from 7.3% to 9.4%. The main items here are short-term investments (49.5% share in the structure of current assets), in whole composed of cash and cash equivalents. Short-term debtors (29.7%) are mainly trade debtors. The third main item, the share of which in the total structure of current assets has been declining, is stocks (8.5%). Deferred costs and prepayments account for 12.4% of current assets and include prepaid or deferred operating costs such as payments towards property insurance and the obligatory insurance against civil liability, fees for perpetual usufruct of land, real property tax and write-offs for the company social fund as well as payroll and costs of equipment and repairs.

Compared to the end of the 2nd quarter of 2001, the fixed assets increased by 6.3%, mainly as a result of the growth in value, by 7.9%, of the tangible fixed assets (mainly the titles to perpetual usufruct of land and buildings, premises as well as civil engineering constructions). The Company held titles to perpetual usufruct of land acquired gratuitously by administrative decisions, which by the end of 2001 had been reported as

off-balance sheet items, and which have now been reclassified and are disclosed as fixed assets.

As at the end of the 2nd quarter of 2002, the intangibles constituted 62.3% of their value at the end of the previous quarter. This is mainly attributable to the reclassification, as tangible fixed assets, of the acquired titles to perpetual usufruct of land and the cooperative member's right to premises which until 2001 had been reported as intangibles and the costs of capital acquisition to long-term deferred costs and prepayments.

During the 2nd quarter of 2002, the balance of current assets grew by 5.2% as compared to the end of the 2nd quarter of 2001. This increase is primarily attributable to a growth in the value of short-term investments (cash and cash equivalents) by 55%. At the same time, the value of stocks declined by 18.8% as a result of the implementation of stocks' volume limiting policy. The level of short-term debtors fell by 22.5% and concerned predominantly trade debtors, whilst other settlements with business and public entities remained at the same level. During the 2nd quarter of 2002, the short-term deferred costs fell by 13% as compared to the corresponding period of the past year.

4.3 Liabilities

Equity accounts for 85.4% of total liabilities. The initial capital constitutes 6.6% of the equity, supplementary capital accounts for 50.9% while the revaluation reserve for 41.4%.

The items "creditors" and "provisions" account for 14.6% of the total liabilities. Short-term creditors constitute a dominant item here (accounting for 38.2%), followed by provisions for future liabilities (37.1%). The share of long-term creditors grew from 8.3% in the first quarter of 2002 to 22% at the end of the second quarter of 2002. Accruals and deferred income account for 2.7% of creditors and provisions for future liabilities.

Equity grew by 7.3% as compared to the end of the 2nd quarter of 2001. This growth was accompanied by an increase of the revaluation reserve by 12.9% and supplementary capital by 5%. The net profit at the end of the second quarter of 2002 equaled 45.4% of the figure generated in the second quarter of 2001, but is a significant improvement as opposed to the loss reported at the end of the 1st quarter of 2002.
At the end of the second quarter of 2002, the provisions for future liabilities accounted for 84.2% of the figure at the end of the second quarter of 2001. The major item in terms of value, representing 52% of all the provisions, was the provision for retirement benefits and equivalent, the balance of which declined by 22.9% as compared to the corresponding period of the past year. The amount of provision for deferred income tax dropped by 13%, whilst the remaining provisions decreased by 3% as compared to the balance at the end of the 2nd quarter of 2001. The remaining provisions include: long-term provision for costs related to take-over of leasing and short-term payroll reserves, fees for the use of hotel reservation systems, membership fees, fees for the perpetual usufruct of land and franchise fees.

As compared to the end of the 2nd quarter of 2001, the sum of long-term creditors increased substantially (by 36%) as a result of incurring a long-term credit, accompanied by a simultaneous reduction in the value of creditors involving associated entities in respect of loans incurred from them.

The sum of short-term creditors grew by 10.7%. Liabilities to associated entities account for 4.7% of the total short-term creditors, while to the remaining entities, for 81.8%, and for special funds for 13.5%. Amounts due to associated companies declined by 2.6% as a result of the decline in trade creditors being associated entities. Liabilities to other companies increased by 14.2%. This growth primarily concerned trade creditors (growth by 53%). Special funds (Social Benefits Fund) fell by 2.6%.

Accruals and deferred income were by 50.8% lower than in the corresponding period of the past year. Short-term operating income (prepayments for services) declined by 32% while the remaining income fell by 78%.

5. Analysis of figures reported in the profit and loss account

In the 2nd quarter of 2002, the net sales revenues generated by Orbis S.A. equaled PLN 173 572 thousand and were by 12.2% lower than in the 2nd quarter of 2001. The sales of Orbis S.A in that quarter were first and foremost affected by still weak dynamics of the GNP growth in Poland which resulted in the sustained downward in the overall number of room night sold. Low activity of Polish entrepreneurs and the growing competition on the hotel market bring in effect a drop in the sales of services rendered by Orbis S.A to corporate clients both as regards the number of room nights sold and the rates. Corporate clients of Orbis S.A purchased 42% of room nights declared for the 2nd quarter of the year 2002. Weaker exchange rate against the EURO allowed, however, for the reduction of the decline in the average rate of one room sold.

In the 2nd quarter of 2002, the occupancy rate in Orbis S.A hotels totaled 52.7%, recording a reduction by 6.2 percentage points as compared to the 2nd quarter of the year 2002, whilst the number of available rooms increased by 0.8% up to 10 043 rooms. The number of room nights sold equaled 481 409 and was lower by 9.8% than in the corresponding period of the preceding year. The average rate per room equaled PLN 208.5, reflecting a reduction by 4.9% as compared to the average rate during the second quarter of 2001. The drop in the number of room nights sold affected exclusively the business segment, the share of which in the total number of room nights sold in the 2nd quarter amounted to 47.1%. The number of room nights sold in the tourist segment, accompanied by a drop in the group segment and an increase in the individual tourism segment, remained actually unchanged, as compared to the 2nd of 2001. The average rate in the business segment equaled PLN 265.3 and recorded a drop of 7.4%, the average rate in the tourist segment went up by 8.4% to reach PLN 158.7. The increase in the average rate in the tourist segment was attributable to the increase of the average rate in the segment of groups cleared in EURO classified as foreign incoming tourism

The Company continues employment restructuring program which brought about a drop in the employment level by 12.2% at the end of the 2nd quarter of 2002 than in the preceding year. The employment coefficient per available one room went down from 0.74 at the end of the 2nd quarter of 2001 to 0.64 in the year 2002.
The average remuneration in the amount of PLN 2 540 is by 2.6% lower than that paid out in the preceding year.

At the end of the 2nd quarter of 2002 the costs of finished products, goods for resale and raw materials sold were at the level of 88% of the costs recorded in the corresponding

period of the preceding year, cost of sales was by 9.2% higher while the costs of general overheads were by 11.7% lower. In the 2nd quarter of the year 2002 these figures were as follow: the costs of finished products, goods for resale and raw materials sold at the level of 88% of the figure recorded in the preceding year, costs of sales were by 7.5% higher, whilst the costs of general overheads – by 8.5% lower.

Net sales revenues represent 98% of total revenues, while costs of finished products, goods for resale and raw materials sold contribute 76.1% to the total costs, which is the reason why their decline to the most extent affects the Company result. After two quarters of the year 2002, the Company generated the operating profit totaling PLN 11.770 thousand which represents 48% of the result achieved in the corresponding period of the year 2001.

Financial income amounted to PLN 2,566 thousand, while the costs to PLN 2,401 thousand and were by 59.% and 34.7%, respectively, lower than those generated during the two quarters of the year 2001. In consequence, financial result was at the level of 6.1% of the last year's result.

Gross profit as at the end of the 2nd quarter of 2002 totaled PLN 12,018 thousand, while it amounted to PLN 27,253 thousand in the corresponding period of the preceding year, which translates into a drop by 55 %.

Net profit generated by the Company during the two quarters of the year 2002 was PLN 8,645 thousand which accounts for 45.4% of the net profit recorded in the corresponding period of the preceding year. In the 2nd quarter of 2002 it amounted to PLN 23,033 thousand and represented a decline by 12% as compared to the result from the 2nd quarter of 2001.

6. Analysis of information contained in the financial statements – comparative changes in equity

At the beginning of the 2nd quarter of 2002, the total equity was by14.2% greater than in the corresponding period of the past year.

As at the beginning of the 2nd quarter of the year 2002, the balance of supplementary capital was by 14.6% higher than in the past year. The 2nd quarter witnessed the increase in the supplementary capital as a result of distribution of profit from the preceding years and posting certain amounts from the revaluation reserve to supplementary capital due to changes in the balance of assets. The decrease was brought about by the coverage of losses from previous year. The changes resulted in the growth of the balance of the supplementary capital at the end of the 2nd quarter of the current year by 4.8%. As at the end of 2nd of 2002, the supplementary capital was by 5% higher than at the end of the 2nd quarter of the year 2001.

Revaluation reserve increased by 1.6% in the 2nd quarter of the year 2002. The increase resulted from the revaluation of fixed assets, and especially by the entry into the register of titles to perpetual usufruct of land where the Bristol Hotel is situated, As a result of the disposal of fixed assets, a corresponding amount from the revaluation reserve was

transferred to the supplementary capital. As compared to the end of the 2nd quarter of 2001, the revaluation reserve was by 12.9% higher.

In connection with the amendment of adopted accounting principles (policy) related to the amendment of the Accounting Act, the profit from the preceding years as at the beginning of the 2nd quarter was adjusted by PLN 8,004 thousand. This adjustment of the result generated in the preceding years takes into account the titles to perpetual usufruct of land that had been erroneously entered in the register Following the reconciliation of comparable figures, the net profit generated in the past years was at the level of 67% of the figure for the end of the 2nd quarter of 2001. Part of the net profit from the past years was designated for the payment of dividend, the remaining part of the profit amount was added to the equity under the supplementary capital item. The loss from the preceding years was covered from the supplementary capital. As at the end of the period in question, the profit from the preceding years totaled PLN 5.818 thousand.

In the current period the Company generated net profit in the amount of PLN 8.645 thousand.

As a result of changes, as at the end of the 2nd quarter, the equity amounted to PLN 1,387 million and was by 7.3% higher than as at the end of the 2nd quarter of the year 2001.

7. Analysis of figures reported in the cash flow statement

The cash flow statement of the Company is prepared by indirect method.

In the 2nd quarter of 2002, the Company generated a positive net cash flow from operating activities.
It was to a large extent caused by a far more favorable result on operating activities in the current period as compared to the preceding quarter. The coefficient of net profit to the surplus of funds from operating activities for the two quarters of 2002 amounts to 35%
The increase of short term- balance sheet creditors was adjusted to take into account a positive change resulting from the computed dividend for the Company shareholders resulting from the distribution of the financial result generated in the year 2002 which will be paid out in the following quarter.
At the same time, a loss from exchange rate differences was recorded caused by the valuation of foreign exchange creditors for credits and loans brought about, on the one hand, by a significant increase in the foreign exchange rates, and on the other hand from the disbursement of the second tranche under a long-term credit facility, in accordance with a credit agreement executed in the past year.

A major change in the balance of provision for anticipated creditors and losses relates to the liquidation and utilization of previously created provisions, especially a provision for payments to employees (including jubilee awards) and tax liabilities in respect of the state budget in connection with the end of the administrative proceedings.
The increase of expenditure classified under deferred costs and prepayments is connected with the additional payments to employees being cleared during future periods.
The capability to generate cash and cash equivalents from operating activities for the two quarters of the year 2002 is assessed to be at the level of 55% but, taking into consideration figures for the 2nd quarter of the current year alone, it is by 10% higher.

As far as the investment operations are concerned, high costs incurred in relation to hotel modernization are not balanced by insignificant receipts from the disposal of fixed assets which, as a result, translates into negative flows in that field of activity. Expenditure represents 52.4% of expenditure incurred in the 2nd quarter of 2001 while receipts decreased much more owing to long-term financial assets being maintained by the Company and absence of transactions involving the sale of fixed assets.

Cash flow in financial activities recorded the growth of the balance of cash and cash equivalents connected with the receipt of the subsequent tranche of credit facility. Receipts from those activities went up by 9.6% in the 2nd quarter of 2002 as compared to the corresponding period of past year. Expenditure remained at an insignificant level, still going down by 32.2% as compared to the comparable period.

Owing to favorable flows in operating and financial activities, the Company closed the 2nd quarter of the year 2002 with a positive cash balance nearing the balance as at the beginning of the current year, thus eliminating unfavorable tendencies recorded in the preceding reporting period.

8. Additional information

8.1 As of June 30, 2002, the value of the Company's share capital amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold over 5% of the share capital include:

Shareholder	Share of votes at the General Assembly as of June 30, 2001.	Changes from June 30, 2001, till June 30, 2002	Share of votes at the General Assembly as of June 30, 2002.	No of shares as of June 30, 2002.
Accor S.A.	20 %	+ 4.1%	24.99%	11,519,251
Reib International Holdings Limited	10.37%	-	10.37%	4,778,190
Franklin Resources, Inc	5 %	- 5%	0.0	0.0
State Treasury	6.24%	-2.17%	4.07%	1,875,000
Globe Trade Centre S.A	5%	-	5%	2,303,853
Michal Solowow	5.01%	-2.41%	2.60%	1,197,560
CU OFE BPH CU WBK	-	+ 4.34%	4.34%	2,000,000
Other shareholders	48.38 %	+0.25%	48.36%	22,403,064

9. Other events affecting the Company's financial standing

9.1 On January 25, 2002, the Extraordinary General Assembly of Orbis Shareholders adopted a resolution concerning filling the vacancy in the Supervisory Board and appointed Mr. David Netser as member of the Supervisory Board.
/Current report no 1/2001/.

9.2 On March 12, 2002, the Supervisory Board of Orbis S.A. passed a Resolution no 10/V/2002 whereby it decided to prolong the agreement with a licensed auditor Deloitte & Touche Services Sp. z o.o., having its corporate address in Warsaw, at 6, Fredry street, registered on the list of chartered accountants under the number 73, that has been co-operating with Orbis S.A. and has audited its financial statements since the year 2000 and to entrust the said auditor with the task of examining and auditing the financial statements of the company Orbis S.A. and the consolidated financial report of the Orbis Group for the year 2002 as well as financial statements for years 2001 and 2002 prepared according to the International Accounting Standards.
/Current report no 7/2001/.

9.3 On May 21, 2002, the Supervisory Board appointed the following persons as members of the Management Board in Orbis S.A. for the 5th term of office of the Board:
1/ Maciej Grelowski - President of the Management Board
2/ Ireneusz Węgłowski - Vice-President of the Management Board
3/ Andrzej Szułdrzyński - Vice-President of the Management Board
4/ Krzysztof Gerula - Vice-President of the Management Board
5/ Yannick Rouvrais - Member of the Management Board

The above mentioned persons served as members of the Orbis S.A. Management Board during the fourth term of office of the Board.
/Current report no 12/2001/.

9.4 The annual Ordinary General Assembly of Orbis S.A. Shareholders was held on June 26, 2002. The Assembly approved:

1. Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2001, of the Management Board's report as well as of the motions of the Management Board concerning the division of net profits for the year 2001 and allocation of the reserve capital to cover the past years' loss reported in the balance sheet prepared as at December 31, 2001;
2. Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2001, up till December 31, 2001;
3. Financial statements of the Company for the financial year 2001 including:
   - balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,291,770,534.89 (say: one billion two hundred ninety one million seven hundred seventy thousand five hundred and thirty four Polish Zloty and 89 Grosze);
   - profit and loss account for the period from January 1, 2001, up till December 31, 2001, showing a net profit of PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze);
   - cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 20,745,211.02 (say: twenty million seven hundred forty five thousand two hundred and eleven Polish Zloty and 02 Grosze);
   - additional notes;
4. Apportionment of the net profit generated during the financial year ended December 31, 2001, amounting to PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze) to:

- reserve capital - amount of PLN 32,547,216.81 (say: thirty two million five hundred forty seven thousand two hundred and sixteen Polish Zloty and 81 Grosze),
- dividend - amount of PLN 18,430,803.20 (say: eighteen million four hundred thirty thousand eight hundred and three Polish Zloty and 20 Grosze);

and granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2001.

The Ordinary General Assembly of Shareholders also granted its consent for the allocation of the Company's reserve capital to cover the past years' loss in the amount of PLN 263,496.96 (say: two hundred sixty three thousand four hundred and ninety six Polish Zloty and 96 Grosze) reported in the balance sheet prepared as at December 31, 2001.

9.5 The Ordinary General Assembly of Shareholders also approved the annual consolidated financial statements of the Orbis Group, prepared as of December 31, 2001, including:

- consolidated balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,382,315,000 (say: one billion three hundred eighty two million three hundred and fifteen thousand Polish Zloty);
- consolidated profit and loss account for the period from January 1, 2001 up till December 31, 2001 showing a net profit of PLN 51,201,000 (say: fifty one million two hundred and one thousand Polish Zloty);
- consolidated cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 18,985,000 (say: eighteen million nine hundred and eighty five thousand Polish Zloty);
- additional notes;
- report on the activity of the group during the year 2000.

9.6 The Ordinary General Assembly of Shareholders also granted its consent for.

1) transfer, by way of an open unlimited tender, of the ownership title to the real property located in London, at Cumbrian Gardens 67 NW2 and 1ED, along with furnishings;
2) transfer of the title to land with buildings located in Zielona Góra at 9a, Staszica street;
3) transfer, without recourse to the tender procedure, to the Municipal Office in Zielona Góra, of the title to perpetual usufruct of land located in Zielona Góra, at Stanisława Wyspiańskiego street, registered in the land and mortgage register KW 39818 kept by the District Court in Zielona Góra;
4) transfer, by way of an unlimited public written tender, of the title to real property located in Poznań, at 12, Św. Wincentego street, composed of:
   - right of perpetual usufruct of a plot of land no 5/11 (central map section, sheet 6-7) having an area of 7310 m^2,
   - ownership title to laundry building having an area of 2,360 m^2,
   - ownership title to storehouse having an area of 720 m^2,
   - ownership title to local electric energy & trafo station having an area of 28.5 m^2,

   registered in the land and mortgage register no KW 120879 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division;

5) acquisition of the right of perpetual usufruct of:
   - a plot of land no 3/2 having an area of 122 m^2,
   - and plot no 7/1 having an area of 930 m^2,

   registered in the land and mortgage register no KW 139916 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division.
6) sale of the right of perpetual usufruct of real property located in Sosnowiec, at 5, Kresowa street, composed of a part of the plot no 1/43 having an area of 708 m^2 registered in the land and mortgage register no KW 24172 kept by the District Court, VI Land and Mortgage Registry Division in Sosnowiec without recourse to the tender procedure.

9.7 The Ordinary General Assembly of Shareholders further approved for implementation Annex No 1 to the Social Pact dated July 11, 2000, executed by and between Accor S.A., FIC Globe LLC and Globe Trade Centre S.A. on the one hand, and the national trade union organizations, i.e. the Interregional Coordination Commission of NSZZ „Solidarność" of ORBIS Employees with its office in Gdańsk and the Board of the Federation of Trade Unions of Orbis Employees with it office in Poznań, on the other hand, that has been approved for implementation by virtue of resolution no 6 of the Extraordinary General Assembly of "Orbis" S.A. dated October 3, 2000.
/Current report no 17/2001/.

9.8 On June 26, 2002, the "Orbis" S.A. Supervisory Board appointed Mr. Laurent Picheral as a member of the "Orbis" S.A. Management Board for its 5th tenure.
/Current report no 18/2001/.

10. Litigation pending in courts of law and public administration authorities

No court or administrative proceedings of a total value in excess of PLN 139 million, which corresponds to 10% of the Company's equity shown in the balance sheet prepared as of June 30, 2002, were initiated against or by the Company.

10.1 Among the pending court litigation, the case of the **„Hotel Europejski" in Warsaw** is of particular importance to the Company. The case concerns the reinstatement of the real property with the building of the Europejski Hotel situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, plot no 51/1, 51/2 and 51/3, having a total area of 5,330 m^2, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. The following proceedings are currently pending in this case:

1) Litigation before the civil court initiated by Orbis S.A. against the Head of the Warsaw County to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. The proceedings are pending.
2) Proceedings before Supreme Administrative Court on complaint filed by ORBIS S.A. against the decision no. GN.5.1-Z-14/01 of February 27, 2001 issued by the Chairman of the Office of Housing and Urban Development upholding the decision of the Voivod of the Mazowieckie Province no.119/00 issued on November 6, 2000 refusing to suspend proceedings.
3) On September 19, 2001, the president of the Supreme Court lodged an extraordinary appeal (case file no III 191/01) against a ruling of the Supreme Administrative Court dated March 28, 2001, by virtue of which the complaint filed

by Orbis S.A. against the decision of the Mazowiecki Voivod dated December 5, 2000, concerning a perpetual use of land, was rejected.

4) On July 5, 2002, the attorney of Orbis S.A. sent a letter to HESA concerning the possibility of continuing conciliatory discussions concerning the Europejski Hotel in the present legal and actual situation. On June 17, 2002, in response to the said letter HESA stated that the renewal of conciliatory discussions would have been greatly aided by a positive approach on the part of Orbis S.A. to demands for payment concerning the "rent" due, i.e. damages for a non-contractual use of the real property in question. I a letter dated June 24, 2002, Orbis S.A. responded to HESA's claims contained in a letter dated June 17, 2002, and expressed conviction that it is still possible to reopen negotiations, if the initial purpose of such negotiations is to firstly agree on the joint interests of the parties and, in case such interests do not overlap, to undertake an effort of bridging the gap. Having agreed on the concordant interests of the parties, it will be possible to realize them in the form of specific economic or juridical solutions.

5) In a letter dated July 4, 2002, Orbis S.A. applied to the head of the Warsaw-Centrum Commune, Mr. Jan Wieteska, with a request to apply (consider the purposefulness of applying) to the Minister of Internal Affairs and Administration to declare as invalid, on the grounds of Article 156 § 1 point 2, that the decision of the National Property Committee dated February 1, 1994, which upheld in force the decision of he Warsaw Voivod dated August 16, 1993, concerning refusal to declare acquisition, by operation of the law, by the Warsaw-Śródmieście District Commune, of real property with buildings, located in Warsaw, at 13, Krakowskie Przedmieście street, along with declaring the invalidity of the latter decision.

10.2 Kasprowy Hotel in Zakopane.

The case was initiated by Helena Leśniak and Bronisława Biernacik (case file no 02-239/97) to declare the invalidity of the decision issued by the Nowosądeckie Voivod confirming the acquisition by Orbis S.A. of the right to perpetual usufruct of real property located in Zakopane, at the spot named Polana Szymoszkowa (plot with an area of around 2.5 hectare).

The attorney of Orbis S.A. filed a complaint before the Supreme Administrative Court in Warsaw (date of complaint: May 17, 2001) against the decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after a review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994, concerning granting the title to property. The decision of the Nowosądeckie Voivod confirmed the acquisition by Orbis S.A. of the right to perpetual usufruct of the real property located in Zakopane, at Polana Szymoszkowa (plot with an area of around 2.5 hectare). On July 6, 2001, in response to application by Orbis S.A., the President of Housing and Municipal Development Office applied for dismissal of the decision.

10.3 Kasprowy Hotel in Zakopane.

The case concerning termination of the right to perpetual usufruct of the plot no 203/1 with an area of 30, 543 m^2 located in the spot named Polana Szymoszkowa granted to Orbis S.A. was again pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated

December 29, 1999, and of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the perpetual usufruct title in possession of Orbis S.A. wit respect to Polana Szymoszkowa and passed the case again for review. On March 5, 2002, the Tatry Head terminated the administrative proceedings as groundless, and Mrs. Czesława Ross and Maria Walczak appealed. The date of the hearing was fixed at August 31, 2002.

10.4 Grand Hotel in Warsaw.

The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (part of plots no 133/1 and 133/2 having an area of $558m^2$), located at 20, Hoża street, mortgage no 1651/2-A. The President of the Municipal Office and the Municipal Council passed a decision in this matter on August 8, 2001 that refused to declare the decision dated June 12, 1950, invalid. The applicant, Mrs. Barbara Łukasik, requested a review of the case by the Office. In response, the resident of the Municipal Office and the Municipal Council issued a decision dated October 26, 2001, whereby it upheld the former decision dated August 8, 2001. Mrs. Barbara Łukasik complained to the Supreme Administrative Court in Warsaw.

10.5 Grand Hotel in Warsaw.

On March 20, 2000, the successor to the former co-owner of the land constituting a real property in Warsaw (parts of plots no 133/1 and 133/2 having an area of $23m^2$), located at 19, Wspólna street, Mrs. Joanna Ostrowska-Bazgier, applied to the Housing and Municipal Development Office to declare invalidity of the administrative decision issued by the President of the City of Warsaw on April 11, 1950, that refused to grant to the former owners the right to temporary ownership of the real property. The application was not reviewed and in a decision dated August 21, 2000, and December 11, 2000, the Housing and Municipal Development Office refused to declare the said decision as invalid. Therefore, on January 16, 2001, Joanna Ostrowska-Bazgier filed a complaint before the Supreme Administrative Court against the decision dated December 11, 2000, passed by the President of the Housing and Municipal Development Office that refused to declare the said decision invalid.

10.6 Grand Hotel in Warsaw.

The case was initiated by Mr. Romuald Wrzecian to declare invalidity of the decision no PB/3318/50/U/4804/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (parts of plots no 133/1 and 133/2 having an area of $478m^2$), located at 16, Hoża street. After review of the case, on August 30, 2001, the Housing and Municipal Development Office issued a decision whereby it refused to declare invalidity of the appealed-against decision of June 12, 1950. Therefore, successors of Mr. Romuald Wrzecian filed separate applications for a review of this case by the Office. The President of the Housing and Municipal Development Office issued a decision dated February 14, 2002, whereby it upheld in force the appealed decision of August 30, 2001.

10.7 Mercure-Unia Hotel in Lublin.

Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 m^2, located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of KUL and the plot administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. Implementing the decision of the Property Commission, on October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL will unconditionally waive its claims to 1479 m^2, while Orbis S.A. will waive its perpetual usufruct right to 139 m^2. On November 20, 2001, the Municipal Office in Lublin by a decision no GGN.01.2.2.7430/366/2001 and GGN.01.2.2.7430/367/2001 approved the draft plan of division of the real property while the Municipal Office in Lublin, acting upon request of Orbis S.A., issued a decision no GGN.05.1.5./RWU-165/2002, dated February 25, 2002, whereby it gave consent for a gratuitous disposal to the State Treasury of the right to perpetual usufruct of the real property located in Lublin, at Al.Racławickie 12, registered in the land register as plots no 3/3 with an area of 139 m^2, and 3/4 with an area of 19 m^2. Due to the fact that KUL and the Lubelskie Voivod was not represented at the hearing on May 28, 2002, the Commission postponed the case without fixing the date of next hearing.

10.8 Gdynia Hotel in Gdynia.

Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The correction of the boundaries relates to plot no 678/129 with an area of 173m^2, plot no 728/150 and 729/150 having a total area of 493 m^2 (owned by the State Treasury), plots having an area of 617 m^2 (owned by the City of Gdynia). The proceedings concern the regulation of the boundaries between the Roman Catholic Parish and the hotel due to transgression of the boundary of the hotel property by an area of 679 m^2.

10.9 Polonez Hotel in Poznań.

Proceedings concerning establishment of the perpetual usufructuary of a part of the real property occupied by the Hotel is pending before the Management of GEOPOZ in Poznań. The proceedings concern plots no 3/2 with an area of 122 m^2 and no 7/1 with an area of 930 m^2.

10.10 Sofitel Victoria.

On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, proceedings are pending in a case concerning determining the invalidity of the decision issued by the Ministry of Municipal Economy no MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the city of Warsaw, no GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the right to temporary title to the land located in Warsaw at 5, Krakowskie Przedmieście street, registered in the land and mortgage register under the no 410, has been refused and

whereupon all the buildings located at the said land became the property of the State Treasury.

10.11 Hotel Novotel Centrum in Warsaw.

a) By virtue of a decision no PO.5.3-R-880/99 dated September 6, 2001, the President of the Housing and Municipal Development Office terminated the proceedings initiated upon application of attorney acting for Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision that refused to grant the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), part of plot no 3 having an area of 1,130 m^2, mortgage no 5021. According to the notice dated October 4, 2001, received from the President of the Housing and Municipal Development Office, (addressed to Orbis S.A.), the attorney Wiesław Szczepiński applied for a review of the case which ended in issue of a decision terminating the proceedings concerning invalidity of the decision dated July 15, 1949, which is not valid as a legal document, and which refused to grant to the former owners the right to temporary ownership of land constituting the said real property in Warsaw.

By a decision dated May 16, 2002, the President of the Housing and Municipal Development Office declared invalidity of the administrative decision of te Presiding Board of the National Council in the city of Warsaw no ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. represented by Mr. Jan Zieliński of the Law Office I & Z, applied to the President of the Housing and Municipal Development Office to reconsider the case resolved by a decision dated May 16, 2002. Next, by a letter dated June 24, 2002, application was filed with the President of the Housing and Municipal Development Office with a request to determine and supply information on the following matters: what are the boundaries of the former real property located at 35, Jerozolimskie avenue (mortgage no 5021) in respect of the existing building of the hotel and whether the former owners have been paid an indemnity as a result of passing of the land to the State Treasury.

b) On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Urban Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street, part of plot no 3 having an area of 1,130 m^2.

The case relates to the part of land on which the Novotel Centrum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ORBIS S.A. acquired the right of perpetual hold over developed land owned by the State Treasury, located in Warsaw, at 24/26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building.

The decision is question issued by the Supreme Administrative Court does not relate to the right of perpetual hold over the land exercised by Orbis S.A., since this right was not the subject of this decision.

The decision merely meant that an appropriate body, i.e. the Head of the Warsaw County, being the statutory representative of the State Treasury – owner of the land, will be obligated to examine the matter upon request filed by the former owners on the basis of the above mentioned "Warsaw Decree".

Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning awarding the title to temporal ownership (at present – the right to perpetual usufruct) of the real property located at 26, Nowogrodzka street, mortgage no 1599 G. The officer conducting the hearing stated that at the end of administrative proceedings the Head of the County will issue a decision in this case. On April 17, 20022, Orbis S.A. filed a letter with the Head of the County whereby the Management Board of the Company upheld the position represented by the attorney at the hearing and declared that the Company may not bear responsibility of decisions made by authorities acting on behalf of the State Treasury, since at present 93.76% of the Company's shares are in the hands of private owners, thus Orbis S.A. may not be a party to negotiations with legal successors of the former owners. Any possible claims for damage filed by former owners should be addressed to the State Treasury and its property authorities. No decision was issued.

10.12 Sofitel in Kraków.

By a decision dated May 25, 2001, the President of the Housing and Municipal Development Office upheld in force the appealed-against decision of the President of the Housing and Municipal Development Office dated July 1, 2000, refusing to declare the invalidity of the decision of the National Council's Presiding Board of the City of Kraków dated March 14, 1973, to the extent relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property register dint the land and mortgage register no KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In response dated August 29, 2001, to the complaint filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other claimants represented by legal counselor Waldemar Lenarda against decision dated May 25, 2001, the President of the Housing and Municipal Development Office applied for its rejection.

10.13 Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating for 2002 the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:

- in Poznań - Mercure Poznań Hotel,
  - Centrum Poznań Hotel,
- in Gdynia - Gdynia Hotel,
- in Gdańsk - Marina Gdańsk Hotel,
  - Posejdon Gdańsk Hotel,
  - Novotel Centrum Gdańsk Hotel,
- in Wrocław - Motel Wrocław,
  - Novotel Wrocław,
- in Warsaw - Sofitel Victoria,
  - Management Board's Office, at 16, Bracka street.

11. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on June 30, 2002 1 EUR = PLN 4.0091
2) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3.7026
3) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on June 30, 2001 1 EUR = PLN 3.3783
4) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3.5806

Signature of the person representing the Company	**Signature of the person in charge of the Company's accounts**
Andrzej Szułdrzyński Vice-President	Lidia Mieleszko Authorised Executive

Warsaw, August 2, 2002.

Report SA-Q 2/2002

(for issuers of securities with the business profile of production, construction, trade or services)

In accordance with § 57 section 1 item 1 of the Ordinance of the Council of Ministers
dated October 16, 2001 (Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)

the Board of Directors of **ORBIS S.A.**
submits in public this quarterly report for the 2nd quarter 2002.

Date submitted: **02.08.2002**

SELECTED FINANCIAL DATA

	in thousands of PLN		in thousands of EURO	
	2 quarters 2002 ended June 30, 2002 cumulative	2 quarters 2001 ended June 30, 2001 cumulative	**2 quarters 2002 ended June 30, 2002 cumulative**	2 quarters 2001 ended June 30, 2001 cumulative
I. Net sales revenues	**300 503**	347 544	**81 160**	93 865
II. Operating profit (loss)	**11 770**	24 543	**3 179**	6 629
III. Profit (loss) before taxation	**12 018**	27 235	**3 246**	7 356
IV. Net profit (loss)	**8 645**	19 065	**2 335**	5 149
V. Net cash flows from operating activities	**24 178**	35 698	**6 530**	9 641
VI. Net cash flows from investing activities	**- 37 614**	- 52 729	**- 10 159**	- 14 241
VII. Net cash flows from financing activities	**12 815**	10 486	**3 461**	2 832
VIII. Total net cash flows	**- 621**	- 6 545	**- 168**	- 1 768
IX.. Total assets	**1 625 878**	1 531 659	**405 547**	382 046
X. Total liabilities	**143 367**	120 594	**35 760**	30 080
XI. Long-term liabilities	**52 520**	38 524	**13 100**	9 609
XII. Short-term liabilities	**90 846**	82 069	**22 660**	20 471
XIII. Shareholders' equity	**1 387 778**	4 350	**346 157**	1 085
XIV. Share capital	**92 154**	92 154	**22 986**	22 986
XV. Number of shares	**46 077 008**	46 077 008	**46 077 008**	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	**0,88**	1,28	**0,24**	0,35
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)				
XVIII. Book value per share (in PLN / EUR)	**30,12**	29,99	**28,07**	26,25
XIX. Diluted book value per share (in PLN / EUR)				
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)				

BALANCE SHEET

	as at June 30, 2002 end of 2nd quarter 2002	**as at Mar. 31, 2002 end of prior quarter 2002**	as at June 30, 2001 end of 2nd quarter 2001	as at Mar. 31, 2001 end of prior quarter 2001
Assets				
I. Fixed assets	**1 473 900**	**1 464 996**	**1 387 215**	**1 297 525**
1. Intangible assets	2 047	2 418	3 285	3 389
- goodwill	730	867	1 277	1 414
2. Tangible fixed assets	1 364 446	1 351 847	1 264 525	1 177 243
3. Long-term receivables	0	0	0	0
3.1. From subsidiary and associated companies	0	0	0	0
3.2. From other companies	0	0	0	0
4. Long-term investments	**88 767**	91 380	**96 191**	**94 063**
4.1. Real estste	14 074	14 228	14 074	5 190
4.2. Intangible assets	0	0	0	8 884
4.3. Long-term financial assets	**74 539**	**77 152**	**81 985**	**79 989**
a) in subsidiary and associated companies	74 508	77 121	81 805	79 989
- shares in companies valued under the equity method	71 282	73 800	80 230	78 261
b) in other companies	31	31	180	0
4.4. Other long-term investments	154	0	133	0
5. Long-term deferred expenses	**18 640**	**19 351**	**23 214**	**22 830**
5.1. Deferred income tax	17 022	16 999	20 045	19 322
5.2. Other deferred expenses	1 618	2 352	3 169	3 508
II. Current assets	**151 979**	**115 544**	**144 444**	**118 162**
1. Inventories	12 860	13 031	15 829	16 374
2. Current receivables	**45 054**	39 094	**58 162**	**45 559**
2.1. From subsidiary and associated companies	6 328	3 617	8 098	0

2.2. From other companies	38 726	35 477	50 064	45 559
3. Short-term investments	**75 177**	**50 974**	**48 508**	**42 590**
3.1. Short-term financial assets	**75 177**	**50 974**	**48 508**	**42 590**
a) in subsidiary and associated companies	0	0	0	0
b) in other companies	0	0	0	0
c) cash and cash equivalents	75 177	50 974	48 508	42 590
3.2. Other short-term investments	0	0	0	0
4. Short-term deferred expenses	18 888	12 445	21 945	13 639
Total Assets	**1 625 878**	**1 580 540**	**1 531 659**	**1 415 687**
Shareholders' Equity and Liabilities				
I. Shareholders' Equity	**1 387 778**	**1 381 913**	**1 293 184**	**1 209 736**
1. Share capital	92 154	92 154	92 154	92 154
2. Not paid-up share capital (negative value)	0	0	0	0
3. Own shares in treasury (negative value)	0	0	0	0
4. Reserve capital	707 001	674 415	673 405	588 412
5. Revaluation capital	574 160	564 932	508 557	446 496
6. Other reserve capitals	0	0	0	0
7. Prior years' profit (loss)	5 818	64 800	3	89 768
8. Net profit (loss)	8 645	- 14 388	19 065	- 7 094
9. Net profit write-downs during the financial year (negative value)	0	0	0	0
II. Liabilities and reserves for liabilities	**238 100**	**198 627**	**238 475**	**205 951**
1. Reserves for liabilities	**88 433**	**97 995**	**105 073**	**105 461**
1.1. Reserve for deferred income tax	11 813	13 103	13 584	13 837
1.2. Provisions for pension and similar benefits	**46 815**	**49 712**	**60 710**	**0**
a) long-term provisions	46 815	49 712	60 710	0
b) short-term provisions	0	0	0	0
1.3. Other provisions	**29 804**	**35 180**	**30 779**	**91 624**
a) long-term provisions	18 255	18 119	15 693	0
b) short-term provisions	11 550	17 061	15 087	91 624
2. Long-term liabilities	**52 520**	**16 507**	**38 524**	**26 758**
2.1. To subsidiary and associated companies	2 902	4 889	6 877	0
2.2. To other companies	49 619	11 618	31 647	26 758
3. Current liabilities	***90 846***	***76 842***	***82 069***	***67 007***
3.1. To subsidiary and associated companies	4 239	4 861	4 350	0
3.2. To other companies	74 273	59 457	65 058	54 081
3.3. Special funds	12 335	12 524	12 661	12 926
4. Accrued expenses and deferred income	**6 300**	**7 283**	**12 808**	**6 725**
4.1. Negative goodwill	0	0	0	0
4.2. Other accrued expenses and deferred income	**6 300**	**7 283**	**12 808**	**6 725**
a) long-term accruals	0	0	0	0
b) short-term accruals	6 300	7 283	12 808	6 725
Total Shareholders' Equity and Liabilities	**1 625 878**	**1 580 540**	**1 531 659**	**1 415 687**

Book value	**1 387 778**	**1 381 913**	**1 293 184**	**1 209 736**
Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
Book value per share (in PLN) - basic	**30,12**	**29,99**	**28,07**	**26,25**
Diluted number of shares				
Book value per share (in PLN) - diluted				

OFF-BALANCE-SHEET ITEMS

	as at June 30, 2002 end of 2nd quarter 2002	as at Mar. 31, 2002 end of prior quarter 2002	as at June 30, 2001 end of 2nd quarter 2001	as at Mar. 31, 2001 end of prior quarter 2001
1. Contingent receivables				
1.1. From subsidiary and associated companies (due to)	**0**	**0**	0	0
- guarantees received	**0**	**0**	0	0
-				
1.2. From other companies (due to)	**0**	**0**	0	0
- guarantees received	**0**	**0**	0	0
-				
2. Contingent liabilities	**4 993**	**4 993**	47 652	40 091
2.1. In favour of subsidiary and associated companies (due to)	**4 993**	**4 993**	47 652	40 091
- guarantees extended	**4 993**	**4 993**	47 652	40 091
-				
2.2. In favour of other companies (due to)	**0**	**0**	0	0
- guarantees extended	**0**	**0**	0	0
-				
3. Other (due to)	**0**	**0**	0	0
-				
Total off-balance-sheet items	**4 993**	**4 993**	47 652	40 091

PROFIT AND LOSS ACCOUNT

	2nd quarter 2002 ended June 30, 2002	2 quarters 2002 ended June 30, 2002 cumulative	2nd quarter 2001 ended June 30, 2001	2 quarters 2001 ended June 30, 2001 cumulative
I. Net sales revenues	173 572	300 503	197 571	347 544
- of which sales to subsidiary and associated companies	9 994	19 278	14 423	25 371
1. Net sales of products	172 187	297 791	196 052	344 596
2. Net sales of merchandise and raw materials	1 385	2 712	1 519	2 948
II. Cost of products, merchandise and raw materials sold	113 535	224 160	129 008	253 520
- of which sold to subsidiary and associated companies	5 614	8 386	3 225	6 338
1. Cost of products sold	113 131	223 328	128 447	252 512
2. Cost of merchandise and raw materials sold	404	832	560	1 007
III. Gross profit (loss) on sales (I-II)	60 037	76 343	68 564	94 025
IV. Distrubution expenses	10 358	18 945	9 633	17 345
V. General administrative expenses	20 797	41 160	22 744	46 577
VI. Profit (loss) on sales (III-IV-V)	28 883	16 239	36 187	30 103
VII. Other operating income	1 597	2 667	5 250	6 867
1. Gain on disposal of non-financial fixed assets	53	343	73	269
2. Subsidies	6	12	6	12
3. Other operating income	1 538	2 312	5 171	6 586
VIII. Other operating expenses	*4 005*	*7 135*	*8 848*	*12 427*
1. Loss on disposal of non-financial fixed assets	0	0	0	0
2. Reveluation of non-financial fixed assets	0	0	0	0
3. Other operating costs	4 005	7 135	8 848	12 427
IX. Operating profit (loss) (VI+VII-VIII)	26 474	11 770	32 589	24 543
X. Financial income	1 533	2 566	3 784	6 369
1. Equity income – dividends	0	0	2 000	2 000
- of which from subsidiary and associated companies	0	0	0	0
2. Interest receivable	805	1 525	1 218	2 939
- of which from subsidiary and associated companies	0	0	0	0
3. Gain on disposal of investments	0	0	0	0
4. Reveluation of investments	0	0	0	0
5. Other financial income	728	1 041	567	1 431
XI. Financial expenses	1 595	2 401	2 045	3 678
1. Interest payable	773	1 473	1 235	2 767
- of which to subsidiary and associated companies	0	0	0	0
2. Loss on disposal of investments	0	0	0	0
3. Reveluation of investments	0	0	0	0
4. Other financial expenses	822	928	809	910
XII. Profit (loss) on ordinary activities (IX+X-XI)	26 413	11 936	34 329	27 235
XIII. Result of extraordinary itms (XIII.1. - XIII.2.)	- 7	82	0	0
1. Extraordinary gains	- 10	89	0	0
2. Extraordinary losses	- 3	7	0	0
XIV. Profit (loss) before taxation (XII+/-XIII)	26 406	12 018	34 329	27 235
XV. Corporate income tax	3 373	3 373	8 170	8 170
a) current portion	3 373	3 373	8 170	8 170
b) deferred portion	0	0	0	0
XVI. Other obligatory profit decreases (loss increases)	0	0	0	0
XVII. Share in net profits (losses) of companies valued under the equity method	0	0	0	0
XIX. Net profit (loss) (XIV-XV-XVI+/-XVII)	23 033	8 645	26 159	19 065

Net profit (loss) (on annual basis)		40 746		58 887
Weighted average number of ordinary shares		46 077 008		46 077 008
Earning (loss) per ordinary share (in PLN) - basic		0,88		1,28
Diluted weighted average number of ordinary shares				
Earning (loss) per ordinary share (in PLN) - diluted				

STATEMENT OF SHAREHOLDERS' EQUITY

	2nd quarter 2002 ended June 30, 2002	2 quarters 2002 ended June 30, 2002 cumulative	2nd quarter 2001 ended June 30, 2001	2 quarters 2001 ended June 30, 2001 cumulative
I. Shareholders' Equity at the beginning of period (opening balance)	1 381 913	1 098 900	1 209 736	1 048 547
a) changes in accepted accounting principles (polices)		262 082		230 562
b) corrections of material faults				0

I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	**1 381 913**	**1 360 982**	1 209 736	1 279 109
1. Share capital at the beginning of period	**92 154**	**92 154**	92 154	92 154
1.1. Changes in share capital	**0**	**0**	0	0
a) additions, of which:	**0**	**0**	0	0
- issuance of shares	**0**	**0**	0	0
-				
b) reductions, of which:				0
- retirement of shares				0
-				
1.2. Share capital at the end of period	**92 154**	**92 154**	92 154	92 154
2. Not paid-up share capital at the beginning of period	**0**	**0**	0	0
2.1. Changes in not paid-up share capital	**0**	**0**	0	0
a) additions, of which:				
-				
b) reductions, of which:				
-				
2.2. Not paid-up share capital at the end of period	**0**	**0**	0	0
3. Own shares in treasury at the beginning of period	**0**	**0**	0	0
3.1. Changes in own shares in treasury	**0**	**0**	0	0
a) additions, of which:				
-				
b) reductions, of which:				
-				
3.2. Own shares in treasury at the end of period	**0**	**0**	0	0
4. Reserve capital at the beginning of period	**674 415**	**674 405**	588 412	588 342
4.1. Changes in reserve capital	**32 587**	**32 597**	84 993	85 063
a) additions, of which:	**32 850**	**32 860**	84 993	85 063
- additional paid-in capital from issuance of shares	**0**	**0**	0	0
- distribution of profit (by law)	**0**	**0**	0	0
- distribution of profit (in excess of value required by law)	**32 547**	**32 547**	84 807	84 807
- sale or disposal of tangible fixed assets	**303**	**313**	186	256
b) reductions, of which:	**263**	**263**	0	0
- coverage of loss	**263**	**263**	0	0
-				
4.2. Reserve capital at the end of period	**707 002**	**707 002**	673 405	673 405
5. Revaluation capital at the beginning of period	**564 932**	**538 411**	508 743	508 814
5.1. Changes in revaluation capital	**9 228**	**35 749**	- 186	- 257
a) additions, of which:	**9 531**	**36 062**	0	0
-	**647**	**36 062**	0	0
b) reductions, of which:	**303**	**313**	186	257
- sale or disposal of tangible fixed assets	**303**	**313**	186	257
-				
5.2. Revaluation capital at the end of period	**574 160**	**574 160**	508 557	508 557
6. Other reserve capital at the beginning of period	**0**	**0**	0	0
6.1. Changes in other reserve capital	**0**	**0**	0	0
a) additions, of which:	**0**	**0**	0	0
-				
b) reductions, of which:	**0**	**0**	0	0
-				
6.2. Other reserve capital at the end of period	**0**	**0**	0	0
7. Prior years' profit (loss) at the beginning of period	**64 800**	**50 978**	89 768	84 810
7.1. Prior years' profit at the beginning of period	**- 8 004**	**50 978**	89 768	84 810
a) changes in accepted accounting principles (polices)	**- 8 004**	**5 818**	- 4 958	0
b) corrections of material faults				0
7.2. Prior years' profit at the beginning of period, after restatement to comparative data	**56 796**	**56 796**	84 810	84 810
a) additions, of which:	**0**	**0**	0	0
- distribution of prior years' profit	**0**	**0**	0	0
-				
b) reductions, of which:	**50 978**	**50 978**	84 807	84 807
- distribution of prior years' profit	**32 547**	**32 547**	84 807	84 807
7.3. Prior years' profit at the end of period	**5 818**	**5 818**	3	3
7.4. Prior years' loss at the beginning of period	**- 263**	**- 263**	0	0
a) changes in accepted accounting principles (polices)	**0**	**0**	0	0
b) corrections of material faults	**0**	**0**	0	0
7.5. Prior years' loss at the beginning of period, after restatement to comparative data	**- 263**	**- 263**	0	0
a) additions, of which:	**0**	**0**	0	0
- transition of prior years' loss to be covered	**0**	**0**	0	0
-				
b) reductions, of which:	**263**	**263**	0	0
-coverage from reserve capital	**263**	**263**	0	

7.6. Prior years' loss at the end of period	0	0	0	0
7.7. Prior years' profit (loss) at the end of period	5 818	5 818	0	3
8. Net profit (loss)	**8 645**	**8 645**	19 065	19 065
a) net profit	**8 645**	**8 645**	19 065	19 065
b) net loss	**0**	**0**	0	0
c) charges on the profit	0	0	0	0
II. Shareholders' Equity at the end of period (closing balance)	**1 387 779**	**1 387 779**	1 293 184	1 293 184
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)	**1 402 242**	**1 402 242**	1 312 249	1 312 252

CASH FLOW SATEMENT

	2nd quarter 2002 ended June 30, 2002	2 quarters 2002 ended June 30, 2002 cumulative	2nd quarter 2001 ended June 30, 2001	2 quarters 2001 ended June 30, 2001 cumulative
A. Cash flows from operating activities - direct method				
I. Cash provided by operating activities				
1. Sales revenues				
2. Other income from operating activities				
II. Cash used in operating activities				
1. Goods and services purchased				
2. Net salaries and wages				
3. Social and health security, other benefits				
4. Taxes and charges				
5. Other operating expenses				
III. Net cash flows from operating activities (I–II)				
A. Cash flows from operating activities - indirect method				
I. Net profit (loss)	**23 033**	**8 645**	26 159	19 065
II. Total adjustments	**13 386**	**15 533**	4 477	16 633
1. Share in net (profits) losses of companies valued under the equity method	**0**	**0**	0	0
2. Depreciation and amortisation	**17 568**	**34 349**	17 174	33 022
3. (Gain) loss on foreign exchange differences	**3 843**	**3 843**	- 856	- 856
4. Interest and dividends	**705**	**1 369**	1 945	2 191
5. (Gain) loss on investing activities	**282**	**- 8**	- 65	- 709
6. Change in provisions	**- 10 702**	**- 3 805**	33 537	33 537
7. Change in inventories	**384**	**1 149**	545	1 535
8. Change in receivables	**- 5 638**	**- 10 365**	- 10 640	- 10 285
9. Change in current liabilities (excluding loans and bank credits)	**11 575**	**433**	- 3 047	- 14 094
10. Change in deferred and accrued expenses	**- 6 419**	**- 13 129**	*- 36 479*	- 30 159
11.Other adjustments	**1 788**	**1 697**	2 363	2 451
III. Net cash flows from operating activities (I+/-II)	**36 419**	**24 178**	30 636	35 698
B. Cash flows from investing activities				
I. Cash provided by investing activities	**71**	**442**	17 134	49 254
1. Disposal of intangible assets and tangible fixed assets	**71**	**442**	143	632
2. Disposal of investments in real-estate and intangible assets	**0**		0	
3. From financial assets, of which:	**0**	**0**	16 991	48 622
a) in subsidiary and associated companies	**0**	**0**	0	0
- disposal of securities	**0**	**0**	0	
- dividends and shares in profits	**0**	**0**	0	
- long-term loans collected	**0**	**0**	0	
- interest received	**0**	**0**	0	
- other income from financial assets	**0**	**0**	0	
b) in other companies	**0**	**0**	16 991	48 622
- disposal of securities	**0**	**0**	16 991	48 622
- dividends and shares in profits	**0**	**0**	0	
- long-term loans collected	**0**	**0**	0	
- interest received	**0**	**0**	0	
- other income from financial assets	**0**	**0**	0	
4. Other investing income	**0**	**0**	0	
II. Cash used in investing activities	**- 29 400**	**- 38 056**	- 56 156	- 101 983
1. Purchases of intangible assets and tangible fixed assets	**- 29 355**	**- 37 991**	- 33 391	- 71 535
2. Purchases of investments in real-estate and intangible assets	**0**	**0**	0	0
3. For financial assets, of which:	**- 45**	**- 65**	- 16 647	- 24 330
a) in subsidiary and associated companies	**- 45**	**- 55**	- 506	- 8 189

- acquisition of securities	- 45	- 55	- 506	- 8 189
- long-term loans granted	0	0	0	0
b) in other companies	0	- 10	- 16 141	- 16 141
- acquisition of securities	0	- 10	- 16 141	- 16 141
- long-term loans granted	0	0	0	0
4. Other investing expenses	0	0	- 6 118	- 6 118
III. Net cash flows from investing activities (I-II)	- 29 329	- 37 614	- 39 022	- 52 729
C. Cash flows from financing activities				
I. Cash provided by financing activities	19 446	19 446	17 746	17 746
1. Issuance of shares and other capital securities and additional paid-in capital	0	0	0	
2. Bank credits and loans contracted	19 446	19 446	17 746	17 746
3. Issuance of debt securities	0		0	
4. Other financial income	0		0	
II. Cash used in financing activities	- 2 333	- 6 631	- 3 442	- 7 260
1. Acquisition of own shares	0	0	0	
2. Dividends and other payments to shareholders	0	0	0	
3. Profit distribution expenses other than payments to shareholders	0	0	0	
4. Payments of bank credits and loans	- 1 166	- 5 004	- 1 554	- 5 126
5. Redemption of debt securities	0	0	0	
6. Payments of other financial liabilities	0	0	0	
7. Finance lease commitments paid	0	0	0	
8. Interest paid	- 1 167	- 1 627	- 1 888	- 2 134
9. Other financial expenses	0	0	0	
III. Net cash flows from financing activities (I-II)	17 113	12 815	14 304	10 486
D. Total net cash flows (A.III+/-B.III+/-C.III)	24 203	- 621	5 918	- 6 545
E. Change in balance-sheet cash and cash equivalents	24 203	- 621	5 918	- 6 545
- of which change in cash and cash equivalents due to foreign exchange differences	0	0	0	0
F. Cash and cash equivalents - beginning of period	50 974	75 798	42 590	55 053
G. Cash and cash equivalents - end of period (F+/-D)	75 177	75 177	48 508	48 508
- of which those with restricted availability	0	0	0	0

Signature(-s) of person(-s)
representing the Company

Andrzej Szułdrzyński
Vice president

Signature of person responsible
for the Company's accounting records

Lidia Mieleszko
Chief Accountant

Date:02.08.2002